

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

<u>Via E-mail</u>
Mr. C. Mark Hussey
Executive Vice President, Chief Financial Officer and Treasurer
Huron Consulting Group, Inc.
550 West Van Buren Street
Chicago, IL 60607

      Re: Huron Consulting Group, Inc.
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 22, 2011
              Form 10-Q for period ended September 30, 2011
              Filed November 3, 2011
              File No. 0-50976

Dear Mr. Hussey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Cicely LaMothe

                                      Cicely LaMothe
                                      Senior Assistant Chief Accountant